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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         -----------------------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR (g) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                              Signature Inns, Inc.
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             (Exact name of registrant as specified in its charter)

                Indiana                                    35-1426996
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(State of incorporation or organization)                 (I.R.S. employer
                                                        identification no.)

      250 East 96th Street, Suite 450
           Indianapolis, Indiana                                   46240
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 (Address of principal executive offices)                        (zip code)

If this Form relates to the registration      If this Form relates to the
of a class of debt securities and is          registration of a class of debt
effective upon filing pursuant to             securities and is to become
General Instruction A(c)(1) please            effective simultaneously with the
check the following box. [  ]                 effectiveness of a concurrent
                                              registration statement under the
                                              Securities Act of 1933 pursuant to
                                              General Instruction A(c)(2) please
                                              check the following box. [  ]



Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each Class to                     Name of each exchange on which
        be so registered                        each class is to be registered
     ----------------------                     ------------------------------
            None                                              None
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Securities to be registered pursuant to Section 12(g) of the Act:


                       Rights to Purchase Preferred Stock
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                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

        The Board of Directors of Signature Inns, Inc. (the "Company") has declared a dividend of one Stock Purchase Right (a "Right") per share of the Company's Common Stock, without par value (the "Common Stock"), outstanding on March 18, 1997 (the "Record Date"). A Right will also accompany each share of the Company's Common Stock issued following the Record Date. Each Right, when it first becomes exercisable, entitles the holder to purchase from the Company either one hundredth of one share of a newly created class of Non-cumulative Preferred Stock, Series One, without par value (the "Series One Preferred Stock"), at an initial exercise price of $40.00 per one-hundredth of one share (the "Exercise Price"), subject to adjustment, or, in the event that any person becomes an Acquiring Person (as defined below), Common Stock (or cash, assets or other securities of the Company) having a fair market value equal to two times the Exercise Price of the Right. The terms and conditions of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of January 17, 1997 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

         Initially, the Rights will not be exercisable or transferable apart from the shares of the Common Stock with respect to which they are distributed, and will be evidenced only by the certificates representing shares of Common Stock. The Rights will become exercisable and transferable apart from the Common Stock on a date (the "Exercisability Date") that is the earlier of (a) the close of business on the tenth business day after the Stock Acquisition Date, defined as the first date of a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below); or (b) the close of business on such date as a majority of the Company's Board of Directors shall determine, which date may occur only following the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. The Rights will be exercisable from the Exercisability Date until the Expiration Date (which is the earlier of (x) the close of business on the tenth anniversary of the Record Date (the "Final Expiration Date") or (y) the date the Rights are redeemed by the Company (the "Redemption Date")), at which time they will expire.

         Except for the Company, any of its subsidiaries, any employee benefit plan maintained by the Company, John Bontreger, the Company's President, Chief Executive Officer and Chairman of the Board, or persons acquiring Common Stock directly from the Company, a person or group becomes an Acquiring Person when such person or group acquires or obtains the rights to acquire beneficial ownership of 20% or more of the then outstanding shares of the Common Stock (other than as a result of a Permitted Offer, as defined below), or 10% or more of such shares if the Company's Board of Directors, after reasonable inquiry and investigation, declares the acquiring person an Adverse Person under guidelines set forth in the Rights Agreement. A "Permitted Offer" is a tender or exchange offer for all outstanding shares of the Common Stock upon terms that a majority of the members of the Board of Directors who qualify as Continuing Directors under the Rights Agreement determines to be adequate and in the best interests of the Company and its shareholders. A person or group acquiring 20% or more of the then outstanding shares of Common Stock through such a Permitted Offer does not, under the terms of the Rights Agreement, become an Acquiring Person. The Board of Directors may declare any person to be an Adverse Person after it determines that (i) such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the Company's Common Stock and (ii) after reasonable inquiry and investigation, such Person's ownership in the Company is reasonably likely (x) to cause the Company to repurchase the Common Stock beneficially owned by such person or cause pressure on the Company to take action that would provide such person with short-term gain to the detriment of the best long-term interests of the Company and its shareholders, or (y) to have a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company.

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         Prior to the Exercisability Date, the Rights will not be transferable apart from the shares of the Common Stock to which they are attached and the surrender or transfer of any Common Stock certificate prior to that date will also constitute the transfer of the Rights associated with the shares represented by such certificate. As soon as practicable after the Exercisability Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to each record holder of shares of the Common Stock as of the close of business on the Exercisability Date and, in certain circumstances, holders of certain shares issued after the Exercisability Date.

         Upon the occurrence of an Exercisability Date (a "Flip-In Event"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise, the number of shares of the Common Stock (or, in certain circumstances, at the discretion of the Company's Board of Directors, cash, property, other securities of the Company or other consideration) having a market value immediately prior to the Flip-In Event equal to two times the then current Exercise Price of the Right; provided, however, that any Right that is (or, in certain circumstances specified in the Rights Agreement, was) beneficially owned by an Acquiring Person (or any of its affiliates or associates) will become null and void upon the occurrence of the Flip-In Event.

         If, at any time following a Stock Acquisition Date, either (i) the Company is acquired in a merger or other business combination transaction, or
(ii) the Company sells or otherwise transfers more than 50% of its aggregate assets, cash flow, or earning power, each holder of a Right (except Rights previously voided as described above) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to two times the then current Exercise Price of the Right. The Flip-Over Right shall be exercisable apart from, and regardless of the exercise or surrender of, the Flip-In Right.

         At any time prior to the earlier of (i) the close of business on the tenth business day following the Stock Acquisition Date, or (b) the close of business on the Final Expiration Date, and in certain other circumstances, the Company's Board of Directors may redeem the Rights, in whole but not in part, at a Redemption Price of $.001 per Right.

         At any time after any person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per right. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after such Acquiring Person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding.

         At any time prior to the Exercisability Date, the Board of Directors may amend any provision of the Rights Agreement in any manner. Thereafter, the Board may amend the Rights Agreement in certain respects, including generally
(a) to shorten or lengthen any time period under the Rights Agreement or (b) in any manner that the Company's Board of Directors deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board in originally adopting the Rights Plan. Certain amendments (including changes to the Redemption Price, Exercise Price, Expiration Date, or number of shares for which a Right is exercisable), whether prior to the Exercisability Date or thereafter, are permitted only upon approval by a majority of the Board of Directors.

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         The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the issuance to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Stock) or of subscription rights or warrant (other than those referred to above). The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Exercisability Date.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.  Exhibits.

         1.    Amended and Restated Rights Agreement, dated as of January
               17, 1997, between Signature Inns, Inc. and Harris Trust and Savings Bank, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights Agreement. (Incorporated by reference to Exhibit 4.3 to Signature Inns, Inc.'s Registration Statement on Form SB-2, File No. 333-12735.)

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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      SIGNATURE INNS, INC.


Date: January 17, 1997                By: /s/ Martin D. Brew
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                                          Martin D. Brew, Treasurer









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                                 EXHIBIT INDEX

      Exhibit
       Number                            Description
      -------               -------------------------------------------
         1                  Amended and Restated Rights Agreement,
                            dated as of January 17, 1997, between
                            Signature Inns, Inc. and Harris Trust and
                            Savings Bank, as Rights Agent, which
                            includes as exhibits, the form of Right
                            Certificate and the Summary of Rights
                            Agreement (Incorporated by reference to
                            Exhibit 4.3 to Signature Inns, Inc.'s
                            Registration Statement on Form SB-2, File
                            No. 333-12735).













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